EXHIBIT 21

SUBSIDIARIES OF LANCE, INC.

Name of Subsidiary	State/Province of Incorporation

Lance Mfg. LLC (1)	North Carolina

Caronuts, Inc. (1)	North Carolina

Vista Bakery, Inc. (1)	North Carolina

Cape Cod Potato Chip Company LLC (1)	Massachusetts

Lanhold Investments, Inc. (1)	Delaware

Tamming Foods Ltd. (2)	Ontario

Fresno Ventures, Inc. (1)	North Carolina

Archway Bakeries, LLC (3)	North Carolina

North State Cookies, LLC (3)	North Carolina

Brent & Sam’s, Inc. (4)	Arkansas
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(1)           Lance, Inc. owns 100% of the outstanding voting equity securities.
(2)	Subsidiary of Lanhold Investments, Inc., which owns 100% of the outstanding voting equity securities.
(3)	Subsidiary of Lance Mfg. LLC, which owns 100% of the outstanding voting equity securities.
(4)	Subsidiary of North State Cookies, LLC, which owns 100% of the outstanding voting equity securities.